UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

CHEWY, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

16679L109

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BC Partners Holdings Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 246,525,803(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 246,525,803(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 246,525,803(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 60.44%(2)
12.	Type of Reporting Person (See Instructions) OO (Limited Company)

(1)	Includes 246,525,803 shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.
(2)

Calculated assuming 407,903,481 shares of Class A Common Stock outstanding based upon (i) 161,377,678 shares of Class A Common Stock outstanding as of October 15, 2024, as reported on the Issuer’s Prospectus Supplement filed pursuant to rule 424(b)(7) on September 20, 2024, as increased by (ii) 246,525,803 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

1.	Names of Reporting Persons CIE Management IX Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 246,525,803(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 246,525,803(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 246,525,803(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 60.44%(2)
12.	Type of Reporting Person (See Instructions) OO (Limited Company)

(1)	Includes 246,525,803 shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.
(2)

Calculated assuming 407,903,481 shares of Class A Common Stock outstanding based upon (i) 161,377,678 shares of Class A Common Stock outstanding as of October 15, 2024, as reported on the Issuer’s Prospectus Supplement filed pursuant to rule 424(b)(7) on September 20, 2024, as increased by (ii) 246,525,803 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

1.	Names of Reporting Persons Argos Holdings GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 246,525,803(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 246,525,803(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 246,525,803(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 60.44%(2)
12.	Type of Reporting Person (See Instructions) HC

(1)	Includes 246,525,803 shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.
(2)

Calculated assuming 407,903,481 shares of Class A Common Stock outstanding based upon (i) 161,377,678 shares of Class A Common Stock outstanding as of October 15, 2024, as reported on the Issuer’s Prospectus Supplement filed pursuant to rule 424(b)(7) on September 20, 2024, as increased by (ii) 246,525,803 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

1.	Names of Reporting Persons Argos Holdings L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 246,525,803(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 246,525,803(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 246,525,803(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 60.44%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 246,525,803 shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.
(2)

Calculated assuming 407,903,481 shares of Class A Common Stock outstanding based upon (i) 161,377,678 shares of Class A Common Stock outstanding as of October 15, 2024, as reported on the Issuer’s Prospectus Supplement filed pursuant to rule 424(b)(7) on September 20, 2024, as increased by (ii) 246,525,803 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

1.	Names of Reporting Persons Citrus Intermediate Holdings L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 246,525,803(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 246,525,803(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 246,525,803(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 60.44%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 246,525,803 shares of Class A Common Stock that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.
(2)

Calculated assuming 407,903,481 shares of Class A Common Stock outstanding based upon (i) 161,377,678 shares of Class A Common Stock outstanding as of October 15, 2024, as reported on the Issuer’s Prospectus Supplement filed pursuant to rule 424(b)(7) on September 20, 2024, as increased by (ii) 246,525,803 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis.

Item 1(a).	Name of Issuer

Chewy, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

7700 West Sunrise Boulevard
Plantation, Florida 33322

Item 2(a).	Names of Persons Filing

This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i) BC Partners Holdings Limited

(ii) CIE Management IX Limited

(iii) Argos Holdings GP LLC

(iv) Argos Holdings L.P.

(v) Citrus Intermediate Holdings L.P.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal business address of each of the Reporting Persons is as follows:

650 Madison Avenue
New York, New York 10022

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number

16679L109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership
(a)-(c)

All ownership percentages reported herein are calculated assuming 407,903,481 shares of Class A Common Stock outstanding based upon (i) 161,377,678 shares of Class A Common Stock outstanding as of October 15, 2024, as reported on the Issuer’s Prospectus Supplement filed pursuant to rule 424(b)(7) on September 20, 2024, as increased by (ii) 246,525,803 shares of Class A Common Stock held by the Reporting Persons that are issuable in exchange for shares of Class B Common Stock on a one-for-one basis. The reported amounts and percentages beneficially owned by the Reporting

Persons give effect to the closing of a secondary public offering as reflected in the Issuer’s Prospectus Supplement filed pursuant to rule 424(b)(7) on September 20, 2024, and taking into account the exercise of the underwriter’s overallotment option. Based on these calculations, the Reporting Persons each may be deemed to beneficially own 60.44% of the Issuer’s outstanding shares of Class A Common Stock.

Argos Holdings GP LLC (“GP LLC”) is the general partner of Argos Holdings L.P. (“Argos”). Argos is the sole common equity holder of Citrus Intermediate Holdings L.P. (“Citrus”), which indirectly is the sole equity holder of Citrus Intermediate Topco LLC and Buddy Chester Sub LLC, the direct holders of the reported securities. GP LLC is the general partner of Citrus. CIE Management IX Limited controls a majority of the equity interests of GP LLC and has the power to appoint members to the board of directors of GP LLC who may exercise majority voting power at meetings of the board of directors of GP LLC. BC Partners Holdings Limited is the controlling shareholder of CIE Management IX Limited. Pursuant to Rule 13d-1 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Percent of Class:

See responses to Item 11 on each cover page.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2024

BC PARTNERS HOLDINGS LIMITED

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Authorized Signatory

By:	/s/ Karen Jamieson
Name:	Karen Jamieson
Title:	Authorized Signatory

CIE MANAGEMENT IX LIMITED

By:	/s/ Mark Rodliffe
Name:	Mark Rodliffe
Title:	Authorized Signatory

By:	/s/ Matthew Elston
Name:	Matthew Elston
Title:	Authorized Signatory

ARGOS HOLDINGS GP LLC

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Authorized Signatory

ARGOS HOLDINGS L.P.

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Authorized Signatory

CITRUS INTERMEDIATE HOLDINGS L.P.

By:	/s/ Michael Chang
Name:	Michael Chang
Title:	Authorized Signatory

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 12, 2024, incorporated herein by reference to Exhibit 99.1 of the statement on Schedule 13G filed by the Reporting Persons on February 12, 2024.